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- EX-99.1.

                      NOTICE OF THE ISSUANCE OF EURO BOND.

1. Summary of Issuance

   - Total Amount of Issuance: U$ 300million
   - Maturity: 10 years
   - Issue Date: In August
   - Lead Manager: UBS, ABN AMRO, HSBC
   - Fiscal and paying agent: JP Morgan
   - Purpose of issuing bond: To pay principal and imported raw material
   - Decision Date: July 27, 2006
   - Other: The above contents may change depending on situations